CHILCO RIVER HOLDINGS INC.
                            355 Lemon Avenue, Suite C
                                Walnut, CA 91789


May 5, 2006


Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549-0405
ATTN:  Scott Anderegg

Re:  Chilco  River  Holdings  Inc. - SEC File No.  333-131946
     Responses  to the Securities  and  Exchange  Commission
     Staff  Comments  dated  May 4,  2006 Regarding
     Amendment No. 1 to the Registration  Statement on Form SB-2
     Filed on April 13, 2006

Ladies and Gentlemen:

     This letter responds to the staff's comments set forth in the May 4, 2006 letter regarding the above-referenced Amendment No. 1 to Form SB-2 registration statement. For your convenience, the staff's comments are included below and we have numbered our responses accordingly.

     In connection with our response to the staff's comments, we hereby acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Our responses are as follows:

Securities and Exchange Commission
File No. 333-131946
May 5, 2006
Page 2


Prospectus Cover Page
---------------------

Staff Comment No. 1:

     We note your response to comment 4 of our letter dated March 17, 2006. However, we continue to note your use of parenthetical phrases where the meaning is clear from the context. For example, you define National Association of Security Dealers as ("NASD") on page 1, the Over-the-Counter Bulletin Board as ("OTCBB") on page 1 and Chilco River Holdings as ("we," "us," ""Chilco," or "our company") on page 3. These are examples only, please review your entire prospectus and revise. See Rule 421(c) of Regulation C.

The Company's Response:

     The Company has revised its prospectus to remove parenthetical phrases where the meaning is clear from the context.

Our Mineral Exploration Business, page 33
-----------------------------------------

Staff Comment No. 2:

     We note your response to comment 14 of our letter dated March 17, 2006. Essentially, in response to our prior comments 3 and 14 you have responded that you have exited the mineral exploration business and have abandoned the PEG claim. Nevertheless, we note your statement on page 33 that you "currently own all rights, title and interest in one property located in British Canada." Further, in the same paragraph we note your statement that since your inception, you "have been engaged in the business of acquiring mineral exploration properties." If you have exited the mineral exploration business, please revise your disclosure to reflect this fact. If you have not fully exited, please revise your disclosure in accordance with our relevant comments contained in our letter dated March 17, 2006.

The Company's Response:

     The Company has revised the disclosure under "History - Our Abandoned Mineral Exploration Business" at page 33 of the prospectus. The Company, pursuant to Section (e) of the Acquisition Agreement, transferred ownership of the property back to Nicholson & Associates Natural Resources Development Inc., which terminated all future obligations under the agreement.

Securities and Exchange Commission
File No. 333-131946
May 5, 2006
Page 3


Acquisition of Bruce Hotel and Casino, page 34
----------------------------------------------

Staff Comment No. 3:

     We note your response to comment 17 of our letter dated March 17, 2006. While it is helpful for investors to know that the acquisition was at arms-length, our prior comment 17 concerned whether the acquisition was from unaffiliated parties. For this reason, we reissue our prior comment 17.

The Company's Response:

     The Company has added the following sentence under "Acquisition of Bruce Hotel and Casino" at page 34 of the prospectus:

          None of the shareholders of Kubuk International, Inc. were affiliates of Chilco River Holdings, Inc. prior to this share exchange.

     This  sentence  was  added  to  clarify  that  the   acquisition  was  from
     unaffiliated parties.

Stock Subscription Agreement, page 36
-------------------------------------

Staff Comment No. 4:

     We note your response to comment 18 of our letter dated March 17, 2006. In this regard, please provide a fuller discussion of the "certain debt obligations" and identify the "lenders."

The Company's Response:

     The Company has revised the disclosure under "Share Subscription Agreement" at the bottom of page 36 to clarify that Chilco borrowed $100,000 in bridge loan financing from United Triumph Inc. to satisfy current liabilities due immediately prior to closing. United and Chilco agreed to convert the bridge loan into shares of common stock of Chilco at $2.00 per share. United was arm's-length to Chilco and was not an affiliate.

Securities and Exchange Commission
File No. 333-131946
May 5, 2006
Page 4


Bruce Hotel and Casino Business, page 38
----------------------------------------

Staff Comment No. 5:

     We note your response to comment 23 of our letter dated March 9, 2006. We further note the inclusion in your disclosure of your hotel occupancy rate. Please revise your disclosure in accordance with the remainder of our prior comment 23 concerning whether you are subject to seasonal fluctuations in your business and whether you rent office space to others or if the office space indicated is for your corporate offices only.

The Company's Response:

     The Company has revised the disclosure under "Bruce Hotel and Casino Business" at page 38 of the prospectus to include a table that provides the average monthly occupancy rate during 2005 and the first three months of 2006. The Company does not believe that its hotel occupancy is subject to seasonal fluctuation.

Liquidity and Capital Resources, page 41
----------------------------------------

Staff Comment No. 6:

     We note your response to our prior comment #28. However, due to the fact that you did not address all of the issues raised, we reissue our prior comment.

The Company's Response:

     The Company has revised the disclosure under "Liquidity and Capital Resources" beginning on page 47 of its prospectus to provide the requested disclosure.

Staff Comment No. 7:

     We have reviewed your reports and documents filed subsequent to the acquisition. We note that your disclosures regarding your ability to finance and complete the renovations of your casino, gaming room and restaurant in a timely manner do not appear to have improved substantially through the current date. That is, as this is the second quarter of fiscal 2006, it appears that you should be better able to estimate the likelihood of reopening your casino, gaming room and restaurant in the second half of fiscal 2006. You know that you require approximately $4,200,000 to renovate and reopen the gaming room. Disclose the additional amounts you require to renovate your restaurants and any other areas as well. You know that you

Securities and Exchange Commission
File No. 333-131946
May 5, 2006
Page 5


     sold approximately $2,000,000 in "units" although only a portion of that amount had been received in cash as of the most recent balance sheet presented. Further, only half of the proceeds received for the units have been allocated to renovation of the casino floor. Please update the disclosures in your next amendment to provide your most current estimates regarding your progress to date toward reopening each of these areas in fiscal 2006. When preparing your estimates, you should take into account the time necessary to complete the actual renovation process and to hire and train adequate staff, as well as the likelihood of acquiring adequate financing for your activities.

The Company's Response:

     The Company has added the disclosure requested by the staff. The Company continues to believe that, subject to obtaining sufficient financing, the Company will be able to complete renovations in the second half of 2006. The Company has described its contingency plan in the event that such funds are not available.

Financial Statements
--------------------

Consolidated Statements of Operations and Comprehensive Income, page F-5
------------------------------------------------------------------------

Staff Comment No. 8:

     One of the components of revenues is not captioned. We assume that the first line item in under this heading should be captioned "Casino." Please revise, as appropriate.

The Company's Response:

     The Company confirms that the first line should read "Casino." The Company has revised its Consolidated Statement of Operations and Comprehensive Income to reflect such change.

Staff Comment No. 9:

     Please provide us with a schedule of the material components of other income/gains and other expenses/losses for each period presented.

Securities and Exchange Commission
File No. 333-131946
May 5, 2006
Page 6


The Company's Response:

     The Company has attached the schedule requested by the staff as an attachment to this response letter.

Note 1.  Business Organization and Reorganization, page F-8
-----------------------------------------------------------

Staff Comment No. 10:

     Refer to your response to our prior comment 43. Although Chilco River Holdings has participated in a reverse acquisition and the historical financial statements of Kubuk are now considered to be those of Chilco River Holdings, Inc., please respond to our previous comment. Prior to the acquisition, Chilco River Holdings agreed to make advance royalty payments of $25,000 each year commencing November 3, 2006 until the commencement of commercial production. Regardless of whether you have suspended any mineral exploration effort with respect to these claims, it appears that the sellers (Nicholson & Associates Natural Resource Development, Inc.) may have reason to look to the combined and/or successor entity for payment of the advance royalty payments due under the Sale and Acquisition Agreement. For that reason, it appears that this contingent obligation should be disclosed whether or not the historical financial statements of the pre-acquisition entity are included in the filing. Please revise or provide support for your apparent conclusion that the sellers will not attempt to exercise their legal rights under the sales contract.

The Company's Response:

     As indicated in the Company's response to Comment 2, no advance royalties are due under the agreement with Nicholson & Associates Natural Resources Development, Inc. as the Company terminated the agreement in accordance with Section (e). Accordingly, the Company does not believe any additional disclosure is required.

Note 9.  Share-Based Consulting Payment, page F-17
--------------------------------------------------

Staff Comment No. 11:

     It appears that you have issued all of the shares to Clear Channel upon entering into the contract and that these shares are non-forfeitable. Please clarify in the filing. In addition, if our assumptions are correct, please explain the business reasons for structuring a three year service contract in this manner.

Securities and Exchange Commission
File No. 333-131946
May 5, 2006
Page 7


The Company's Response:

     The Company confirms that all shares issued to Clear Channel under the consulting agreement are non-forfeitable. The Company has added disclosure under "Transactions with Clear Channel" at page 20 of the prospectus to state that the shares are non-forfeitable. The Company has added similar disclosure in Note 9 - Share Base Consulting Payment, at page F-17 of its financial statements.

     The consulting agreement was for an initial term of one year; however, due to delays in the Company's ability to raise capital and complete the renovations of its hotel and slot room, the Company and Clear Channel agreed to delay the implementation of the Company's marketing efforts and business development program. In addition, because of the delay in reopening the Company's casino, the Company was not in a position to hire or appoint officers due to the lack of sufficient cash-flow from operations. As a result of the decision to delay implementation of the Company's marketing and business development efforts, the parties agreed to extend the term of the consulting agreement to three years. The shares issued to Clear Channel were issued under the assumption that the term of the agreement would be only for a term of one year. Consequently, the shares are not subject to forfeiture.

Exhibit 5.1
-----------

Staff Comment No. 12:

     We note your response to comment 49 of our letter dated March 17, 2006. We also note the assumption and qualifications to your opinion. Please revise to clearly state that the shares will be validly issued, duly authorized, fully paid and non-assessable when issued under the laws of the State of Nevada.

The Company's Response:

     The Company has received a revised opinion letter from Nevada counsel. The opinion letter is attached as Exhibit 5.1.

Securities and Exchange Commission
File No. 333-131946
May 5, 2006
Page 8


     Thank you for your review of the filing. If you should have any questions regarding the amended SB-2 or our response letter, please do not hesitate to contact Kenneth Sam at Dorsey & Whitney LLP at (303) 629-3445.

                                              Respectfully submitted,



                                              /s/ Tom Liu
                                              Tom Liu
                                              Chief Executive Officer

Securities and Exchange Commission
File No. 333-131946
May 5, 2006
Page 9

Chilco River Holdings
Other Income/Expense
2004 & 2005

                   Slot
                  Machine    Casino                                         Accrual
                   Cash       Cash    Loss on    Impair-         A/R        Adjustment
                   Count     Count    Disposal  ment Loss  Notarization &  for Pension &                  Additional
                 (short)/   (short)/ of Assets     on       Processing       Payroll     Bank  Penalties   Gaming
        Total      over       over      (1)     Assets(2)   charge (3)      Taxes(4)    Charge   (5)       Tax (6)  Subsidies  Misc
        ---------------------------------------------------------------------------------------------------------------------------

2005
OTHER
INCOME      2,879  17,989                                                                                                     3,286

2005
OTHER
EXPENSES  228,014                     93,384    134,630

2004
OTHER
INCOME    138,152  57,481     35,080                            44,088        10,713                                  1,503  47,720

2004
OTHER
EXPENSE   135,679                                                                       28,705   6,061      78,667           22,246

          (1)  Loss on disposal of casino equipment, furniture and fixtures
          (2)  Reconized impairment loss on assets
          (3) Costs related to notarization and processing fees charged in connection accounts receivables in Peru.
          (4)  Adjustment for unapplied pension and tax withholding
          (5)  Government assessed penalty fees
          (6) Additional gaming taxes and interest on 2003 slot machine and table game revenues as a result of retroactive tax law changes in 2004.